Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Financial Year 2014

The supervisory board of Fresenius Medical Care AG & Co. KGaA dealt in the financial year 2014 with possibilities to expand business activities to include adjacent business areas and the associated acquisitions above all in North America, with the expansion of the present business and with questions of research and development and further financing of the company. The further improvement of efficiency of production and service and the success of the cost-saving measures were discussed with the management board of the general partner Fresenius Medical Care Management AG (hereinafter “the Management Board”).

Details:

The supervisory board, in the expired financial year 2014, again dealt extensively with the situation and the perspectives of the company and various special issues as well as performing the duties imposed on it by the law, the Articles of Association, the rules of procedure and the German Corporate Governance Code. The supervisory board regularly advised the Management Board on the management of the company and supervised the management within its responsibility as the supervisory board of the partnership limited by shares. The management informed the supervisory board in written and oral reports regularly, within a short time and comprehensively about all significant questions of business policy and the company planning and strategy, the progress of transactions, on acquisitions, the profitability and liquidity, the situation of the company and the group and the risk situation and risk management. All business issues significant for the company were discussed by the supervisory board on the basis of reports of the Management Board in the committees and in full session comprehensively. The strategic direction of the company was also discussed with the Management Board. In accordance with the procedure in previous years, the supervisory board again reviewed the economic development of acquisitions of the previous years and compared them with the planning and prognoses at the time of each acquisition. The supervisory board passed resolutions in the terms of its responsibilities under statute and under the Articles of Association.

Meetings:

In the financial year 2014, five meetings — most of which extended to more than one day - of the supervisory board and a number of telephone conferences took place. No supervisory board member attended less than half of the meetings. Between the meetings, written reports were provided. The chairman of the supervisory board also maintained close contact with the Management Board and in particular with the chairman of the Management Board apart from at meetings.

Focus of the Discussions in the Supervisory Board

The supervisory board in the expired financial year 2014 dealt mainly with the strategic considerations and measures to expand the area of business, above all in North America. In addition to the dialysis treatment itself, Fresenius Medical Care’s core business comprises further medical services combined under the title care coordination. These include, for example, vascular care, coordination of inpatient and outpatient services, intensive-care treatments by specialist physicians, vascular surgery services, planning of health care services, emergency medicine and laboratory and pharmacy business. Several acquisitions in the area of care coordination and emergency medicine as well as cardio-vascular therapies in the U.S. (namely, the acquisitions of Medspring Urgent Care Centers, Sound Inpatient Physicians, Cogent Healthcare, National Cardiovascular Partners) are intended to produce further growth adjacent to the core business areas.

Financing issues were again the focus of the discussions. The expansion of the credit agreement, the extension of the receivables sales program, the placing of bonds and the issue of an equity neutral convertible bond further strengthened and improved the financing basis. Thereby, the company also took advantage of the favorable interest environment.

The business development, the competitive situation and the planning of the management board in the various regions were also at the centre of the discussions. The supervisory board was informed about the success of the measures to improve the cost situation.

The supervisory board informed itself about the quality assurance systems and the qualitative results of the various production facilities and together with the Management Board discussed the anticipated quantitative development in the existing facilities and their expansion. The supervisory board also discussed and considered with the Management Board the litigation in connection with alleged inadequate warnings on two dialysis concentrates (NaturaLyte and Granuflo).

The Audit and Corporate Governance Committee

Prof. Dr. Bernd Fahrholz, Mr. William P. Johnston, Dr. Gerd Krick und Dr. Walter L. Weisman were members of the Audit and Corporate Governance Committee. The Audit and Corporate Governance Committee, under the chairmanship of Dr. Walter L. Weisman (independent financial expert according to Sec. 100 ss. 5 German Stock Corporation Act) held a total of five meetings and a number of telephone conferences in the year under report. It dealt with the annual and consolidated financial statements, the proposal for the application of profit and the Form 20-F report for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each quarterly report with the Management Board. It also satisfied itself as to the independence of the auditor of the annual and consolidated financial statements, instructed him to undertake the audit, concluded the fee agreement with him and discussed and determined with him the focuses of the audit. The Audit and Corporate Governance Committee also considered the compliance of the company, in particular assertions that in countries outside the USA and Germany violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) or other anti-corruption legislation occurred. The Audit and Corporate Governance Committee followed the investigations thereby indicated which also covered the internal control processes. It is anticipated that the Audit and Corporate Governance Committee will continue to deal with the progress of this investigation in the current financial year since at the end of the year under report no final results were available.

Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and in a number of telephone conferences and reported thereby on their auditing and the audit review of the quarterly financial statements and, in the absence of members of the Management Board, on the cooperation with them. The representatives of the auditor also reported on the significant results of their audit and were also available for additional information.

The accountancy process, the effectiveness of the internal control system, of the risk management system and of the internal audit system, and the audit were discussed several times in the Audit and Corporate Governance Committee. KPMG AG Wirtschaftsprüfungsgesellschaft reviewed, in the course of the audit, the internal control and risk management system in relation to the accountancy process and the establishment of the early risk recognition system and raised no objections thereto. The Management Board provided periodic reports on larger individual risks. The Management Board also informed the committee regularly i.e. at all ordinary meetings of the Audit and Corporate Government Committee and sometimes in telephone conferences on the compliance situation of the company. In addition, the head of internal audit reported periodically to the committee.

In 2014, the Audit and Corporate Governance Committee again dealt with the internal control system of the company in accordance with the Sarbanes-Oxley Act (“SOX 404”). The company received on February 24, 2015 an unqualified audit certificate of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, for the implementation of the regulations of SOX 404 in the financial year 2014.

The legal and business relations of the company to Fresenius SE & Co. KGaA and/or its affiliates were again subject matter of the reviews of the Audit and Corporate Governance Committee. It was possible to confirm in each case that the relationships corresponded to those “at arms’ length”.

The results of the discussions and resolutions of the Audit and Corporate Governance Committee were reported by its chairman to the supervisory board in each case.

Joint Committee

The Joint Committee, the approval of which is required for certain important transactions and certain transactions between the company and Fresenius SE & Co. KGaA and/or its affiliates, did not meet in 2014 since there were no measures requiring its approval arose.

For the general partner, its supervisory board members Dr. Ulf M. Schneider and Dr. Gerd Krick are delegated to the Joint Committee of the company and for Fresenius Medical Care AG & Co KGaA, Dr. Walter L. Weisman and Mr. William P. Johnston are elected to the Joint Committee.

Nomination Committee:

The Nomination Committee of the company, the members of which in the year under report were Dr. Gerd Krick (chairman), Dr. Walter L. Weisman and Dr. Dieter Schenk, recommends to the supervisory board of the company suitable candidates for its election proposals for members of the supervisory board to the general meeting. In the year under report, the Nomination Committee did not meet as there was no requirement for it to do so.

Corporate Governance

The supervisory board again reviewed the efficiency of its work and also dealt with the exchange of information between the Management Board and the supervisory board (including regular information from the Management Board on new developments in Corporate Governance and Compliance) and between the supervisory board and the Audit and Corporate Governance Committee. No objections arose in the course thereof.

The supervisory board members Rolf A. Classon, William P. Johnston, Dr. Gerd Krick, Dr. Dieter Schenk and Dr. Walter L. Weisman are also members of the supervisory board of the general partner, Fresenius Medical Care Management AG. The supervisory board members Dr. Krick and Dr. Schenk are also members of the supervisory board of Fresenius Management SE (Dr. Krick as chairman and Dr. Schenk as deputy chairman) which acts as general partner in Fresenius SE & Co. KGaA which holds approx. 31.1% of the shares of the company and all shares in its general partner, Fresenius Medical Care Management AG. Dr. Krick is also a member (chairman) of the supervisory board of Fresenius SE & Co. KGaA.

Consultancy or other service relationships between supervisory board members and the company apply in the year under report only to Dr. Dieter Schenk who is also partner in the law firm Noerr LLP which, together with other companies of the international law firm Noerr, provided legal advice to the company and its affiliates. In the year under report, Fresenius Medical Care paid approx. €1.1 million (plus VAT) to the law firm Noerr or in December 2014 gave instructions for such payment (2013: approx. €1.0 million). This is less than 1 % of the legal and consultancy costs paid by Fresenius Medical Care worldwide. Concerning the amount paid or processed for payment in the year 2014, it does not include payments which have been executed in the year under report, but had been instructed for payment in 2013 and had therefore been reported for fiscal year 2013 already. The supervisory board (and the supervisory board of the general partner) approved the instructions and the payments after presentation of detailed information thereon and after the recommendation of the Audit and Corporate Governance Committee by resolution accordingly, in each case with Dr. Schenk abstaining. Payments were only effected after the approval of the supervisory board in each case.

The supervisory board found that it and its committees have, in its opinion, an adequate number of independent members.

At its meeting on December 2, 2014, the supervisory board discussed and resolved on the conformity declaration of the company under § 161 Stock Corporation Act on the German Corporate Governance Code. The version of the conformity declaration of December 2014 as it appears at present permanently accessible on the Internet site of the company applies.

The exceptions from the recommendations of the Code refer firstly to the (absence of) reference to or setting of an age limit for members of the Management Board and the lack of setting concrete targets for the composition of the supervisory board of Fresenius Medical Care and their implementation in election recommendations. Since the composition of the Management Board and of the supervisory board is to be guided by the interests of the company, the qualification of each individual is in principle and with priority decisive. The supervisory board will in discussing its proposals to the relevant election committees take account of the international activity of the company, potential conflicts of interest, the number of independent supervisory board members in the meaning of No. 5.4.2 of the Code and diversity. This also includes the aim to establish an appropriate female representation on a long-term basis. In order, however, not to limit generally the selection of suitable candidates in the interest of the company, the supervisory board confines itself to a general declaration of intent and in particular refrains from setting an age limit for members of the management board.

Likewise, in the service contracts of the members of the Management Board no cap on severance payments is included. That would not be reconcilable with the concept of concluding service contracts for the duration of the appointment and would not be consistent with a balanced consideration of each individual case.

Furthermore, in the service contracts of the members of the Management Board, no maximum figures for specific remuneration parts is included for the reasons stated in the conformity declaration. While the amounts of short-term performance-related remuneration are limited, the service agreements of the members of the Management Board provide the possibility to limit stock options and phantom stocks as remuneration elements with long-term incentive effect but no maximum limit by amount. That would contradict the basic principle that the members of the management board should participate reasonably in the economic chances and risks of the business. It is for that reason that no maximum amounts are stated for the overall remuneration.

For that reason, the tables used for the presentation of the remuneration of the members of the Management Board do not correspond entirely with the relevant recommendations of the Code. However, Fresenius Medical Care presents the system and the amounts of the management board remuneration comprehensively and transparently. Benefits and inflows granted in the year under report are presented in tables which follow the structure and mostly the specifications of the precedent tables.

The Corporate Governance Report of the general partner and of the supervisory board together with the declaration on the management according to Sec. 289a Commercial Code are on pages 110 ss. of the annual report. The declaration on the management for the year under report was discussed by the supervisory board and approved at its meeting of March 11, 2015.

Annual and consolidated financial statements

The annual financial statements of Fresenius Medical Care AG & Co. KGaA and the annual management report were prepared in accordance with the regulations of the German Commercial Code, the consolidated financial statements and consolidated management report under Sec. 315a German Commercial Code in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. The accountancy, the annual financial statements and the annual management report of Fresenius Medical Care AG & Co. KGaA and the consolidated financial statements and consolidated annual management report of Fresenius Medical Care AG & Co. KGaA, in each case for the financial year 2014, were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin which was elected as auditor by resolution of the annual general meeting of May 15, 2014 and instructed by the Audit and Corporate Governance Committee of the supervisory board. The said documents each carry an unqualified certificate. The audit reports of the auditor were laid before the Audit and Corporate Governance Committee and before the supervisory board. The Audit and Corporate Governance Committee, taking account of the audit reports of the auditor of the annual and consolidated financial statements and the discussions with him, reviewed the annual and consolidated financial statements and annual management reports and reported to the supervisory board thereon.

The supervisory board also reviewed the annual financial statements, the annual management report and the proposal for the application of profit and the consolidated financial statements and consolidated annual management report in each case for the financial year 2014. The documents were provided to it in good time. The supervisory board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor of the annual and consolidated financial statements who signed the audit reports also participated in the discussions of the supervisory board of the annual and consolidated financial statements, reported on the significant results of the audit and were available for additional information. No objections are to be raised by the supervisory board to the annual financial statements and the annual management report of the company or to the consolidated financial statements and the consolidated annual management report even after the final results of its own review.

At its meeting on February 24, 2015, the supervisory board discussed the draft of the report according to Form 20-F for filing with the Securities and Exchange Commission (SEC), which contains, inter alia, the consolidated financial statements and the consolidated annual management report in accordance with the “U. S. Generally Accepted Accounting Principles”, (US GAAP) with the US dollar as the reporting currency. The annual financial statements and annual management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and consolidated annual management report for 2014, each of them presented by the general partner, Fresenius Medical Care Management AG, were approved by the supervisory board at its meeting on March 11, 2015. The supervisory board also approved the general partner’s proposal for the application of profit which provides for a dividend of € 0.78 for each share.

Dependency report:

The general partner, Fresenius Medical Care Management AG, prepared a report on the relationships to affiliates in accordance with § 312 Stock Corporation Act for the financial year 2014. The report contains the final declaration of the general partner that the company, in accordance with the circumstances known to the general partner at the time at which the transaction was undertaken or the measures taken or omitted, received reasonable consideration for each transaction and was not disadvantaged by the conduct of the measures or their omission.

The supervisory board and the Audit and Corporate Governance Committee received the report in good time and reviewed it. The auditor participated in the relevant discussions, reported on the main results of his audit and was available for additional information. The supervisory board and the Audit and Corporate Governance Committee share the view of the auditor who added the following certificate to that report on February 24, 2015:

“Based on our audit and the conclusions reached we confirm that (1) the disclosures made in the report are factually correct, (2) the consideration received or paid by the company for each legal transaction disclosed in the report was not unreasonably high, (3) there are no other circumstances relating to the transactions and measures disclosed in the report which would lead to a conclusion different to the one reached by the personally liable shareholder (general partner)”.

According to the final result of the review by the supervisory board also, no objections to the declaration of the general partner at the foot of the report on the relationships to affiliates are to be raised.

Composition of the Management Board

Prof. Emanuele Gatti, management board member for the region of Europe, the Near East, Africa and Latin America and responsible for the worldwide strategy development, left the Management Board with effect on. March 31, 2014. He is since that time Executive Advisor for Health Strategies and Health Policy of the company and represents it in various external committees. In addition and in connection with his scientific work — since April 1, 2014 as Professor for Translation of Biomedical Innovations at the Danube University Krems — Prof. Gatti will continue to work for Fresenius Medical Care on the development of regenerative therapies and the further development of dialysis.

As successor to Prof. Gatti for the region of Europe, the Near East and Africa, the supervisory board of Fresenius Medical Care Management AG appointed Mr. Dominik Wehner who has been with the group since 1994.

Dr. Rainer Runte, management board member for Law, Compliance, Intellectual Property, Corporate Business Development and Labour Director for Germany left the company by mutual agreement as of March 31, 2014 after informing the supervisory board that for personal reasons he did not wish to extend his contract which was due to expire at the end of 2014. Dr. Runte had been with the company for 24 years and since 2002 as a member of the Management Board of Fresenius Medical Care AG (Legal predecessor of Fresenius Medical Care AG & Co. KGaA), and since 2006 as a member of the Management Board of Fresenius Medical Care Management AG. The responsibilities for the areas of Global Law, Compliance and Human Resources as well as Latin America were assigned to the Chairman of the Management Board while the responsibility for the area Global Intellectual Property and Patents lies with the management function Global Research and Development. Furthermore, the areas of Global Law and Compliance are under the responsibility of a Chief Compliance Officer and a General Counsel,

neither of whom is a member of the management board. The new Industrial Relations Director for Germany is Mr. Dominik Wehner.

The supervisory board thanks Prof. Gatti and Dr. Runte for their long years of successful work in building up the business, their outstanding commitment and their excellent economic performance.

We wish Mr. Wehner success on the Management Board.

The supervisory board thanks the members of the Management Board as well as all employees for their commitment and for the successful work performed in 2014.

Bad Homburg v.d.H., March 11, 2015

The supervisory board

Dr. Gerd Krick

Chairman